UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 12b-25
                                                            SEC FILE NUMBER
                                                                    0-21645
                      NOTIFICATION OF LATE FILING

(Check one):
    [X] Form 10-K [ ] form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                                                               CUSIP NUMBER
          For  the Period  Ended:                                 879674109
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period
          Ended:___________________________________________________

Read Instruction (on back page) before Preparing Form. Please Print of Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION
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Full Name of Registrant

                  TELLURIAN, INC
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Former Name if Applicable

                  300 K Route 17 South
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Address of Principal Executive Office (Street and Number)


                  Mahwah, New Jersey  07430
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed. (Check box if appropriate)

   | (a)  The reasons described in reasonable detail in Part III of this
   |      form could not be eliminated without unreasonable effort or expense;
   | (b)  The subject annual report, semi-annual report, transitional
   |      report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[X]|      thereof, will be filed on or before the fifteenth calendar day
   |      following the prescribed due date, or the subject quarterly report
   |      of transition report on form 10-Q, or portion thereof will be filed
   |      on or before the fifth calendar day following the prescribed due
   |      date; and
   | (c)  The accountant's statement or other exhibit required by Rule 12b-
   |      25(c) has been attached if applicable


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Additional time needed to file Form 10-K to reflect recent debt conversions and settlement of related lawsuit.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Steven Morse Esq.                 516                   487-1446
      -----------------             -----------      -----------------
           (Name)                   (Area Code)      (Telephone Number)

(2) Have all the other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to files such reports) been files? If answer is no, identify reports(s)
                                                       [X] Yes [ ] No
______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements too be included in the subject report or portion thereof?
                                                        [X] Yes [ ]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     1997 net loss - approximately $2,600,000
     1996 net loss - $962,410
______________________________________________________________________


                             TELLURIAN, INC.
             --------------------------------------------
             (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 26,  1998         By /s/ Stuart French
     --------------------        ---------------------------------------
                                     Stuart French, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION
   Intentional misstatements or omissions of fact constitute Federal
               Criminal Violations (see 18 U.S.C. 1001).